SMUCKER'S

ANNUAL REPORT

—2004—


Norman Rockwell

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	Year Ended April 30, 2004	2003
Net sales	$1,417,011	$1,311,744
Net income and net income per common share:		
Net income	$ 111,350	$ 96,342
Net income per common share – assuming dilution	$ 2.21	$ 2.02
Income and income per common share before restructuring and merger and integration costs: (1)		
Income	$ 121,993	$ 104,432
Income per common share – assuming dilution	$ 2.42	$ 2.19
Common shares outstanding at year end	50,174,707	49,767,540
Number of employees	2,950	2,775

(1) Reconciliation to net income:		
Income before income taxes	$ 178,819	$ 155,390
Merger and integration costs	1,266	10,511
Cost of products sold – restructuring	8,464	1,256
Other restructuring costs	7,362	1,281
Income before income taxes, restructuring, and merger and integration costs	$ 195,911	$ 168,438
Income taxes	73,918	64,006
Income before restructuring and merger and integration costs	$ 121,993	$ 104,432



ON OUR COVER

"Freedom from Want," by Norman Rockwell

Created for the March 6, 1943, issue of the *Saturday Evening Post*

In honoring us as America's best place to work, *Fortune* magazine observed that The J. M. Smucker Company is "...a throwback to a simpler time. If Norman Rockwell were to design a corporation, this would be it." This year's cover represents what our "Family of Brands" is all about... bringing generations of friends and families together to celebrate the goodness of homemade meals.

CONTENTS

Letter to Shareholders	1
Five-Year Summary of Selected Financial Data	10
Summary of Quarterly Results of Operations	11
Stock Price Data	11
Management's Discussion and Analysis	12
Report of Registered Public Accounting Firm	20
Consolidated Financial Statements	21
Notes to Consolidated Financial Statements	26
Management's Report on Responsibility for Financial Reporting	47
Directors, Officers, and General Managers	48
Properties	48
Shareholder Information	49

DEAR SHAREHOLDERS AND FRIENDS:

Fiscal 2004 was remarkable in the history of The J. M. Smucker Company. It was a year of many achievements that will contribute to our Company's strength and success for a long time to come. Each of our 2004 accomplishments is significant in its own right. The fact that we marked so many milestones in a single year is testimony to the foresight, hard work, and dedication of the entire Smucker team.

Most notably, in 2004:

- We completed our first full year of ownership of the *Jif* and *Crisco* brands, which helped contribute to another year of record sales and profits.
- We announced our purchase of International Multifoods Corporation, which, in the U.S., includes the icon brands *Pillsbury, Hungry Jack,* and *Martha White,* and in Canada, *Robin Hood* and *Bick's.* These acquisitions will increase our sales by more than 50 percent and grow our earnings per share over the next several years.
- The J. M. Smucker Company topped *Fortune* magazine's annual list of "The 100 Best Companies to Work For."

We begin our discussion of the year's highlights by expressing our gratitude for being chosen "The Best Company to Work For." While we did not actively pursue this recognition, we believe it is the result of our adherence to our Company's founding principles and the atmosphere we foster.

Our "Basic Beliefs"— *Quality, People, Ethics, Growth,* and *Independence* — are the foundation on which we base all of our decisions and actions. Our employees' dedication to these beliefs earned us this year's award. And while being named number one is a tremendous honor, we remain committed to doing what's right every day, regardless of formal recognition.


PRODUCT OF CANADA
GOLDEN TEMPLE
Hungry Jack
MASHED POTATOES
Martha White
Blueberry
Brownie Classics
Double Pudding
Moist Supreme
Classic Yellow
SELF-RISING CORN MEAL MIX
Bick's
DILL PICKLES
Hungry Jack
ORIGINAL
Crisco
Pure Vegetable Oil
Robin Hood
ALL PURPOSE
Flour
enriched pre-sifted
SMUCKER'S
Uncrustables
Creamy Supreme
Chocolate Fudge
Jif
CREAMY
Double Fruit
Crisco
SMUCKER'S
NATURAL
SUGAR FREE

Smucker's, *Jif,* and *Crisco* are the heart of our U.S. Retail business and exemplify our commitment to providing products that are "convenient, good and good for you, and that make you smile."



International Multifoods Acquisition



We were very pleased in 2004 to come to an agreement to purchase International Multifoods Corporation. This acquisition supports our strategy to own and market North American icon brands that are sold in the center of the store and that hold the number-one market position or have the potential to do so.

In Canada, *Robin Hood* flour and *Bick's* pickles and condiments both hold leadership positions in their respective markets and categories. Combining the Multifoods business with *Smucker's* existing business in Canada gives us significant critical mass in the market, with total sales, in U.S. dollars, of approximately $400 million. It also enhances our opportunities to create new products under our other Canadian brands, including *Smucker's, Jif, Crisco, Double Fruit, Map-O-Spread,* and *Shirriff.*


SMUCKER'S
SUGAR FREE
Apricot Preserves
SMUCKER'S
SUGAR FREE
Red Raspberry Preserves
SMUCKER'S
SUGAR FREE
Seedless Blackberry Jam

In the United States, our ownership of *Crisco, Pillsbury,* and *Martha White* — all sold in the baking aisle — along with *Hungry Jack, Smucker's,* and *Jif,* creates for us many opportunities to enhance our consumer and trade promotions, particularly during the all-important holiday baking season.

Our brands have similar histories, are enjoyed at family occasions, and are found in almost every American home. These brands support our vision of providing our consumers with products that are convenient, good and good for you, and that bring smiles to families at every meal occasion.

The brands acquired from Multifoods will add more than 50 percent to our sales, and the synergies the Multifoods acquisition provide will add to our profits, beginning in the first year, but primarily in the second and third years after the close of the transaction.


SMUCKER'S
Toppings
HOT FUDGE
SMUCKER'S
SUGAR FREE
Apricot Preserves
NUTRASWEET

We welcome these brands to our family and believe they provide a foundation to add shareholder value for many years. For the next 12 months, we will concentrate on facilitating a successful, smooth integration, and we will invest in the brands to achieve sales growth. We expect to obtain $40 to $60 million in benefits during the next three years, mostly from leveraging our sales and distribution network and through overhead reductions.

Record Results



We achieved record results in fiscal 2004, creating a strong base for future growth. Sales were $1.4 billion, up eight percent. Earnings were $111 million, up 16 percent. Our earnings number is significant, as it is more than three times greater than it was just two years ago. Earnings per share were $2.21, up nine percent, and reflect increased shares outstanding as a result of the *Jif* and *Crisco* merger.

Market capitalization of our Company has increased from $850 million two years ago to $2.6 billion today, and our shares outstanding have grown from 25 million to 50 million, giving our shareholders the greatest liquidity in the history of our Company. This is important as we continue to execute our growth strategy.

Our Company's strong performance was broad-based, with all of our primary brands — *Smucker's, Jif, Crisco,* and *R. W. Knudsen Family* — achieving record sales and earning levels.

Following is a discussion of key points in each of our business areas.


Jif
EXTRA CRUNCHY
SMUCKER'S
REDUCED FAT
Laura Scudder's
NUTTY
ADAMS
100% NATURAL

U.S. Retail Segment



U.S. Retail, our largest segment, had another outstanding year with total sales up 13 percent. This segment includes sales of *Smucker's, Jif,* and *Crisco* products to grocery, drug, mass retail, and warehouse club channels.

Important, too, is the wide array of choices we offer in terms of varieties, flavors, sizes, packaging, and ingredients. We continue to respond to consumers who seek products to satisfy individual dietary needs. Most recent examples include our *Sugar Free* and *Low Sugar* fruit spreads and *Simply Jif* peanut butter, which appeal to consumers who are watching their carbohydrate intake, as well as our recently introduced zero grams trans fat per serving *Crisco* shortening.

— *Smucker's* —

Sales of *Smucker's* products grew 12 percent, thanks to our continued leadership in the fruit spreads, ice cream toppings, and natural peanut butter segments. Our fruit spreads share of market reached a record

Our newest U.S. brands — *Pillsbury, Hungry Jack,* and *Martha White* — are at home on every table, whether the occasion is a family gathering, special celebration, or simply a satisfying meal on a busy day.


Hungry Jack
Microwaveable Bottle
REGULAR
Syrup

43.5 percent, largely due to sales growth in our *Sugar Free* and *Squeeze* offerings.

The continued success of *Uncrustables* also contributed to the growth of the *Smucker's* brand. Consumer demand for *Uncrustables* products led us to make the single largest capital investment in the history of our Company. Our new $70 million production facility in Scottsville, Kentucky, will provide us with increased capacity and lower operating costs far into the future.

— *Jif* —

Consumer response to our investment in the *Jif* brand has exceeded our expectations, with sales growing 20 percent in volume since we acquired the brand. In fiscal 2004, *Jif* sales grew by 15 percent, and the brand achieved a record 36 percent share of market. Our *Smucker's, Laura Scudder,* and *Adam's* natural peanut butter brands also grew, boosting our overall share of the peanut butter market to 43 percent. We continue to increase advertising and consumer programs to support the *Jif* brand, and we are making significant capital investments to increase the capacity of our facility in Lexington, Kentucky.

— *Crisco* —

In fiscal 2004, we continued to see positive momentum in our *Crisco* business. Driven by strong "fall bake" consumer and trade support, we gained market share in the cooking oil category during that key selling period. *Crisco* also has benefited from increased advertising, including the first television campaign in more than five years.

Crisco regained its position as the category innovator, thanks to our launch of new products, including shortening with zero grams of trans fat per serving, olive oil spray, and 100% corn oil.

Special Markets Segment



Our Special Markets segment includes our Beverage, International, Foodservice, and Industrial businesses. Segment sales increased eight percent over the prior year, excluding our Industrial area, where we expected a sales decline due to the planned exit of low-margin contracts.


New!
Crisco
0 Grams Trans Fat

In Canada, the addition of leading brands like *Robin Hood* and *Bick's* allows us to provide the consumer with an even wider variety of high-quality products, gives us entry into exciting new categories, and opens the door to countless opportunities.




SOURCE OF FIBRE
QUICK OATS
Caramel

— Beverage —

Beverage sales were up eight percent compared to last year due to the fact that our branded share in the natural foods channel achieved a new high of 54.5 percent. 2004 product launches that contributed to the sales increase included *R. W. Knudsen* organic Blueberry Nectar, organic Mango Nectar, organic Orange Carrot Nectar, and *Santa Cruz Organic* 750 ml Sparkling Limeade and Lemonade.

— International —

International sales were up 14 percent. As measured in local currencies, our Canadian, Australian, and Mexican divisions realized sales increases of eight, six, and 25 percent, respectively. Sales were down in Brazil due to economic conditions and in Scotland because of increased competition.

— Foodservice —

Foodservice sales increased 11 percent, excluding the impact of planned discontinued sales from a distribution arrangement with Lea & Perrins, Inc. Sales of our portion control items, particularly our *Smucker's* brand, experienced solid growth. Sales of *Uncrustables,* despite capacity constraints earlier in the year, increased 39 percent in the school segment. We remain optimistic about the short- and long-term growth potential for this unique sandwich concept. The startup of our dedicated *Uncrustables* facility in Scottsville, Kentucky, occurred on schedule in May, and we expect to achieve projected capacity and cost objectives.

— Industrial —

Sales were down 34 percent versus last year. Approximately half of the decrease was planned, and the remainder was caused by softness in the sales of bakery ingredients. Whenever possible, we work closely with our Industrial customers to develop ingredients for new products or product varieties that satisfy changing consumer preferences. Our Industrial focus remains on sustaining and building profitable business with existing customers while maximizing our utilization of assets.

Supply Chain



Our Supply Chain Optimization Project (SCOP) and the implementation of the Smucker Quality Management System (SQMS), two major initiatives we began in 2003, are under way and will remain in progress even beyond next year.

— *Supply Chain Optimization Project (SCOP)* —

The objective of SCOP is to reduce total delivered costs to our customers. We are focusing on determining the most efficient locations to produce and distribute our products and will continue to look for overhead cost-reduction opportunities as we integrate Multifoods' brands with our current business.

In terms of product rationalization, we have eliminated almost 1,000 of approximately 3,000 products. We targeted low-volume and low-margin items that represented less than three percent of sales and less than two percent of incremental profits. Our goal was to eliminate redundancies in sizes, flavors, and recipes without limiting the variety consumers expect from us.


Pillsbury

Celebrating the joy of eating, bringing loved ones together, and making every dining occasion easier and more enjoyable... this is what The J. M. Smucker Company's "Family of Brands" is all about.



Based on our branded North American product strategy, this past year we closed and sold our fruit processing locations in Woodburn, Oregon, and Watsonville, California. We continue to process strawberries at our Oxnard, California, plant and grapes at our facility in Grandview, Washington. We still process more than 80 percent of the total volume of fruit we require.

In 2004, we made a nearly $2 million investment to consolidate our facilities in Ripon, Wisconsin. This year, we will consolidate *Uncrustables* production from West Fargo, North Dakota, and Watsonville, California, into our new plant in Scottsville, Kentucky.

— Smucker Quality Management Systems (SQMS) —

A major fiscal 2005 initiative is to implement SQMS in our plants and administrative functions. SQMS brings to our Company proven work systems that are consistent with our Basic Beliefs. Fundamentally, SQMS promotes the identification and reapplication of best practices throughout the organization.

The overall goal of SQMS is to encourage total employee involvement to identify and eliminate loss and ultimately achieve zero defects. Our Cincinnati and Lexington plants have utilized SQMS concepts for the last few years with excellent results. Both of these plants will serve as models as we implement SQMS across the Company.

Outlook



We began our discussion by commenting that fiscal 2004 was a remarkable year. But even more important is the considerable promise the future holds.

The J. M. Smucker Company is a family of respected brands, each with a special place in the hearts of our consumers that includes strong associations with family meals and fond memories. Each of these brands has great potential for growth on its own, but together, each will lift the others higher.

More than a family of brands, our Company is a family of people. We firmly believe that today's employees are the most talented, energized individuals we have ever assembled. They are dedicated to steady and balanced growth and to achieving it ethically, honestly, and always with the consumer first in mind.

We thank you, our shareholders, for your support, and express our appreciation to our customers, consumers, suppliers, and employees for their loyalty and dedication throughout the years.

Sincerely,

Tim Richard

Tim Smucker   Richard Smucker

FINANCIAL REVIEW

Five-Year Summary of Selected Financial Data 10

Summary of Quarterly Results of Operations 11

Stock Price Data 11

Management's Discussion and Analysis 12

Report of Registered Public Accounting Firm 20

Consolidated Financial Statements 21

Notes to Consolidated Financial Statements 26

Management's Report on Responsibility for Financial Reporting 47

Directors, Officers, and General Managers 48

Properties 48

Shareholder Information 49

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

The following table presents selected financial data for each of the five years in the period ended April 30, 2004. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Liquidity and Capital Resources" and the consolidated financial statements and notes thereto.

	Year Ended April 30,				
(Dollars in thousands, except per share data)	**2004**	2003	2002	2001	2000
Statement of Income:					
Net sales	**$1,417,011**	$1,311,744	$687,148	$651,242	$641,885
Income before cumulative effect of change in accounting method	**$ 111,350**	$ 96,342	$ 30,851	$ 28,198	$ 26,273
Cumulative effect of change in accounting method	**—**	—	—	(992)	—
Net income	**$ 111,350**	$ 96,342	$ 30,851	$ 27,206	$ 26,273
Financial Position:					
Long-term debt	**$ 135,000**	$ 135,000	$135,000	$135,000	$ 75,000
Total assets	**1,684,125**	1,615,407	524,892	479,104	477,698
Shareholders' equity	**1,210,693**	1,124,171	280,144	250,785	320,608
Other Data:					
Earnings per common share:					
Income before cumulative effect of change in accounting method	**$ 2.24**	$ 2.04	$ 1.33	$ 1.17	$ 0.97
Cumulative effect of change in accounting method	**—**	—	—	(0.04)	—
Net income	**$ 2.24**	$ 2.04	$ 1.33	$ 1.13	$ 0.97
Income before cumulative effect of change in accounting method – assuming dilution	**$ 2.21**	$ 2.02	$ 1.31	$ 1.16	$ 0.97
Cumulative effect of change in accounting method – assuming dilution	**—**	—	—	(0.04)	—
Net income – assuming dilution	**$ 2.21**	$ 2.02	$ 1.31	$ 1.12	$ 0.97
Dividends declared per common share	**$ 0.94**	$ 0.83	$ 0.68	$ 0.68	$ 0.65

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2004 and 2003.

(Dollars in thousands, except per share data)

	Quarter Ended	Net Sales	Gross Profit	Net Income	Net Income per Common Share	Net Income per Common Share – Assuming Dilution
2004	July 31, 2003	$350,307	$120,699	$25,785	$0.52	$0.51
	October 31, 2003	385,998	135,229	32,067	0.64	0.64
	January 31, 2004	355,297	129,408	31,318	0.63	0.62
	April 30, 2004	325,409	107,442	22,180	0.44	0.44
2003	July 31, 2002	$274,936	$ 92,352	$16,017	$0.39	$0.39
	October 31, 2002	366,975	126,412	29,087	0.59	0.58
	January 31, 2003	340,826	122,931	27,993	0.56	0.56
	April 30, 2003	329,007	114,386	23,245	0.47	0.46

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

STOCK PRICE DATA

The Company's common shares are listed on the New York Stock Exchange — ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 477,420 shareholders as of the June 14, 2004 record date, of which 129,565 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends
2004	July 31, 2003	$42.01	$35.64	$0.23
	October 31, 2003	43.82	37.61	0.23
	January 31, 2004	47.56	43.10	0.23
	April 30, 2004	53.50	46.03	0.25
2003	July 31, 2002	$37.50	$28.71	$0.20
	October 31, 2002	38.84	32.03	0.20
	January 31, 2003	42.25	33.30	0.20
	April 30, 2003	40.80	33.00	0.23

RESULTS OF OPERATIONS

On June 18, 2004, the Company completed its acquisition of Minneapolis-based International Multifoods Corporation (Multifoods). Multifoods' primary brands in the United States include *Pillsbury* baking mixes and ready-to-spread frostings; *Hungry Jack* pancake mixes, syrup, and potato side dishes; *Martha White* baking mixes and ingredients; and *Pet* evaporated milk and dry creamer. In Canada, Multifoods has market leadership positions with *Robin Hood* flour and baking mixes, and *Bick's* pickles and condiments. This transaction will be accounted for as a purchase business combination.

The operating results and financial position of the Company after the acquisition are expected to be significantly different from those reported in this annual report, including Management's Discussion and Analysis and the consolidated financial statements. See Note B to the consolidated financial statements for additional information on the acquisition and pro forma financial information of the combined Company.

— Net Sales —

The following table presents net sales information.

	Year Ended April 30,		
(Dollars in thousands)	2004	2003	2002
U.S. retail market:			
Smucker's brand	**$ 327,696**	$ 293,140	$ 278,472
Jif and *Crisco* brands	**631,607**	553,394	—
Other brands	**43,003**	43,337	45,164
Total U.S. retail market	**$1,002,306**	$ 889,871	$ 323,636
Special markets	**$ 414,705**	$ 421,873	$ 363,512
Total net sales	**$1,417,011**	$1,311,744	$ 687,148

Sales in 2004 increased $105.3 million, or eight percent, from 2003. The *Jif* and *Crisco* brands contributed $85.0 million of the increase in 2004. Net sales for 2004 benefited from one additional month of *Jif* and *Crisco* sales totaling $47.3 million, as the merger closed on June 1, 2002, one month into the 2003 fiscal year. Other factors favorably impacting sales in 2004 were foreign exchange rates and price increases in the shortening and oils business.

In the U.S. retail market segment, sales were $1,002.3 million in 2004, up $112.4 million, or nearly 13 percent, from 2003. *Jif* and *Crisco* contributed nearly 70 percent of the overall 2004 sales increase for the segment. *Smucker's* branded sales also had strong growth during 2004, up 12 percent over 2003, as the Company realized increased sales in its fruit spreads and natural peanut butter categories. In addition, sales of *Uncrustables* increased significantly in 2004 as the Company completed its national rollout. The only area within the segment realizing declines during 2004 was specialty foods, which was down three percent due to a planned decrease in non-branded business.

The special markets segment is comprised of the international, foodservice, beverage, and industrial business areas. Sales in this segment were $414.7 million in 2004 compared to $421.9 million in 2003, a decrease of two percent. This decline reflects the planned exit of certain low-margin contracts in both the industrial and foodservice business areas. Excluding these planned decreases, the special markets segment would have been up five percent in 2004. Sales in 2004 were up in the international, beverage, and foodservice areas, while sales in the industrial area were down from 2003.

In the international area, sales were up 14 percent in 2004 from 2003 due primarily to favorable exchange rates, which contributed approximately $16.5 million to the overall sales growth of $17.2 million. As measured in local currency, Canadian sales were strong, up eight percent in 2004, due primarily to the impact of the additional month of *Crisco* sales. Sales of Henry Jones Foods (HJF) in Australia were up six percent in 2004 due primarily to growth in sales to industrial customers. Sales in Mexico and Latin America experienced strong growth in 2004 with the entire market up over 20 percent from 2003. All other regions, including Brazil and Scotland, and other export markets were down from 2003.

In the foodservice area, 2004 sales were up three percent from 2003 due to a six percent growth in traditional portion control items, primarily under the *Smucker's* brand, and increased sales in the schools market. Sales of *Uncrustables* increased 39 percent in 2004 in the schools market despite capacity constraints that were experienced during much of the year. Effective May 2003, the Company discontinued its role as master distributor for Lea & Perrins, Inc. This decision resulted in the reduction in 2004 of approximately $8 million of sales that had been included in 2003. Excluding this impact, sales in the foodservice area were up 11 percent in 2004.

Beverage area sales were up eight percent in 2004, due primarily to strong growth in its nonbranded business, which was up nearly 40 percent. Sales of *R.W. Knudsen Family* and *Santa Cruz Organic* products also were up nine and 14 percent, respectively, for 2004, while sales of *After The Fall* declined 20 percent as a result of the strategic decision to regionalize this brand.

Finally, sales in the Company's industrial business were down 34 percent for 2004. Approximately half of this decline, or $20 million in sales, was the result of planned decreases associated with the strategic decision to exit certain low-margin contracts. The remaining shortfall was caused by softness in sales of bakery ingredients.

Overall, Company sales in 2003 were $1,311.7 million, up 91 percent, compared to $687.1 million in 2002. The *Jif* and *Crisco* brands contributed $571.0 million to 2003 sales from the close of the transaction on June 1, 2002. Excluding the *Jif* and *Crisco* contribution, sales increased $53.6 million or eight percent over 2002. Sales in the U.S. retail market segment were $889.9 million in 2003, up $566.3 million, while special markets segment sales were $421.8 million compared to $363.5 million in 2002.

In the U.S. retail market segment, *Jif* and *Crisco* contributed nearly 98 percent of the overall 2003 sales increase for the segment. Sales of *Smucker's* branded products increased five percent for 2003 as the Company realized increased sales in its fruit spreads, toppings, natural peanut butter, and *Goober* categories. The retail rollout during 2003 of *Uncrustables* to 70 percent of the country also contributed to the segment's growth. The only area within the segment realizing a decline during 2003 was specialty foods, which was down nine percent.

In the Company's special markets, sales in 2003 were up 16 percent over 2002 with all business areas recording an increase in sales. In foodservice, sales in 2003 were up 16 percent due to a combination of growth in *Smucker's* traditional portion control items and continued growth of sales of *Uncrustables* in the schools market. International sales were up 26 percent in 2003 due primarily to the addition of *Crisco* in the Canadian market. Excluding *Jif* and *Crisco*, Canada's sales increased six percent as measured in local currency. The Canadian business was favorably impacted by exchange rates throughout 2003 as sales were up nine percent in U.S. dollars, excluding the impact of *Jif* and *Crisco* sales. In Australia, HJF sales were up eight percent in U.S. dollars for 2003, but relatively flat in local currency due to competitive activity in the fruit spreads category. In Brazil, sales in 2003 were up over 61 percent in local currency, but up 21 percent in U.S. dollars due to an unfavorable exchange rate impact. On the whole, exchange rates did not have a significant impact on international results in 2003, but they did fluctuate widely by country. Export sales increased 14 percent in 2003 due to increases in Latin America.

Beverage area sales were up 23 percent over 2002, due primarily to increased sales of *R.W. Knudsen Family* and *Santa Cruz Organic* products and the success of new products introduced early in the 2003 fiscal year. Finally, sales in the Company's industrial business were up two percent for 2003, despite the planned loss of approximately $21 million in sales resulting from the strategic decision to exit certain low-margin contracts. Helping to offset this loss was the full year inclusion of sales from the International Flavors & Fragrances Inc. business, acquired in October 2001.

— Operating Income —

The following table presents components of operating income as a percentage of net sales.

	Year Ended April 30,		
	2004	2003	2002
Gross profit	**34.8%**	34.8%	32.7%
Selling, distribution, and administrative:			
Advertising	**(3.9)**	(3.5)	(2.3)
Marketing and selling	**(7.8)**	(8.1)	(9.9)
Distribution	**(2.0)**	(2.1)	(1.9)
General and administrative	**(7.9)**	(7.6)	(9.9)
Total selling, distribution, and administrative	**(21.6)%**	(21.3)%	(24.0)%
Restructuring and merger and integration	**(0.6)%**	(1.0)%	(0.7)%
Operating income	**12.6%**	12.5%	8.0%

Operating income increased $14.1 million for 2004, or nine percent, over 2003 while operating margin remained relatively unchanged at 12.6 percent compared to 12.5 percent. Included in 2004 operating income was approximately $17.1 million of restructuring and merger related costs, while 2003 included $13.0 million of similar charges. Positive contributors to operating income in 2004 included margins earned on the additional month of *Jif* and *Crisco* sales in May and the overall growth of the higher margin U.S. retail segment. The Company's gross margin was 34.8 percent in 2004 and 2003. Strong margins in fruit spreads, peanut butter, and beverages were offset by higher soybean oil costs in shortening and oils.

Selling, distribution, and administrative (SD&A) expenses increased nine percent in 2004 and increased as a percent of net sales to 21.6 percent from 21.3 percent. The Company increased its marketing expense by ten percent during 2004 in support of *Jif* and *Crisco* and the retail rollout of *Uncrustables.* Other factors contributing to the increase in SD&A during 2004 were overall higher employee benefit costs, notably pension and health care, legal fees, and outside services. These were somewhat offset by selling and distribution expenses which increased at a rate less than sales.

In 2003, operating income was $164.5 million, or 12.5 percent of sales, for the year representing a significant increase in both dollars and as a percentage of sales compared to 2002. This increase was attributable to improvements in both gross margin and lower SD&A, as a percent of sales. The Company's gross margin was 34.8 percent in 2003, compared to 32.7 percent in 2002. The addition of the higher margin *Jif* and *Crisco* businesses and the impact of lower peanut costs resulting from the 2002 Farm Bill drove the overall improvement in gross margin during 2003. Excluding *Jif* and *Crisco,* cost of products sold for the remainder of the business was constant with 2002, as raw material costs remained essentially flat.

SD&A costs were 21.3 percent and 24.0 percent of sales in 2003 and 2002, respectively. The improvement in the expense ratio during 2003 reflects the impact of the *Jif* and *Crisco* merger where the Company has been able to utilize its existing administrative infrastructure and thus allocate costs over a broader revenue base. This reduction in SD&A as a percent of sales was in-line with the Company's expectations from the merger. Marketing expenses increased at a greater rate than sales in 2003 as the Company implemented its strategic plans to increase support for both the *Jif* and *Crisco* brands and to accelerate its rollout of *Uncrustables.*

As of May 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), and in accordance with this pronouncement, goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The adoption of this standard resulted in a decrease in 2003 SD&A costs of approximately $3.5 million compared to 2002.

— Interest Income and Expense —

Interest expense decreased $2.4 million in 2004 due to an increase in interest capitalized during the year and the effect of interest rate swaps associated with the Company's long-term debt. The increase in capitalized interest was related to the construction of the *Uncrustables* facility in Scottsville, Kentucky. The impact of the swaps reduced interest expense by $2.1 million in 2004. Interest income increased by $1.3 million in 2004 due to an increase in the average investment balance and a change in the Company's investment policy, which allowed the Company to take advantage of higher yielding investment instruments.

In 2003, interest expense decreased $0.5 million from 2002, also as a result of favorable interest rate swaps, which lowered expense by $1.4 million. This was offset by a decrease in capitalized interest of $0.1 million during 2003 compared to the amount capitalized in 2002 of $0.5 million. Interest income decreased slightly in 2003 despite an overall increase in investment balances due to lower interest rates throughout the year.

— Other Income and Expense —

In 2004, other income (net) was $3.1 million, which included the $2.1 million gain recognized on the sale of the Watsonville, California, facility (see Restructuring). In 2003, other expense (net) included a write down of certain minor equity investments to their estimated fair value. The amount of the write down included in other expense (net) was $1.4 million.

— Income Taxes —

Income taxes in 2004 were $67,469, up $8,421, or 14 percent, from 2003. The increase is due primarily to an increase in pretax earnings of $23,429, or 15 percent. The consolidated effective income tax rate in 2004 was 37.7 percent, compared to 38.0 percent in 2003. The reduction in the effective tax rate was due primarily to benefits realized from the organizational restructuring associated with the *Jif* and *Crisco* merger.

Income taxes in 2003 were $59,048, up $39,701, or 205 percent, from 2002 due primarily to an increase in pretax earnings of $105,192, or 210 percent. The consolidated effective tax rate was 38.0 percent in 2003, compared to 38.5 percent in 2002. The reduction in the effective tax rate was primarily due to the Company's adoption of SFAS 142 on May 1, 2002.

— Restructuring —

During 2003, the Company announced plans to restructure certain operations as part of its ongoing efforts to optimize its production capacity, improve productivity and operating efficiencies, and lower the Company's overall cost base. These initiatives included reducing the Company's involvement in fruit processing, centralizing production and distribution of *Uncrustables,* and reducing the number of stock keeping units (SKU) produced by the Company. As a result of the plan, the Company expected to record a restructuring charge of approximately $18 million, to be recognized through 2005. Included in the restructuring charge were expected cash outlays of approximately $12 million that relate primarily to employee separation costs and equipment relocation expenses. The Company estimated that the annual pretax benefit from the plan would be approximately $10 million upon full implementation in 2006. These benefits represent a combination of eliminated overhead related to the closed facilities and a reduction in *Uncrustables* operating costs. At the end of 2004, these restructurings were proceeding as planned. During 2004, the Company closed down its fruit processing operations at both its Watsonville, California, and Woodburn, Oregon, facilities and subsequently sold these facilities. Space within the Watsonville facility is being leased back from the buyer until *Uncrustables* production is closed down at this facility. The Company plans to discontinue *Uncrustables* production at its Watsonville site and close its West Fargo, North Dakota, facility during 2005. In Ripon, Wisconsin, the Company completed the combination of its two manufacturing facilities into one expanded site. In the area of SKU reduction, the Company has eliminated over 80 percent of the total items identified.

In addition to the plan discussed above, during the fourth quarter of 2004 the Company undertook another restructuring program to streamline its operations in Europe and the United Kingdom. This included the exit of a contract packaging arrangement and certain segments of the retail business in Europe and the United Kingdom, which generated annual sales of approximately $3 million. The Company will continue to manufacture industrial fruit products at its facility located in Scotland. This restructuring will be completed during the first quarter of 2005.

In conjunction with the restructurings, the Company has recorded a total charge of $18.3 million, of which $2.5 million was recorded in 2003 and $15.8 million in 2004. The Company estimates that it will incur an additional $3 million in 2005 related to these programs. The majority of these charges related to employee separation costs, accelerated depreciation on machinery and equipment, equipment relocation expenses, and the disposition of inventories. To date, cash payments related to the restructuring charges have been approximately $4.3 million. The remaining cash payments, estimated to be approximately $7 million, will be paid through 2005.

— Subsequent Events —

On June 18, 2004, the Company completed its acquisition of Multifoods in a transaction valued at approximately $850 million. The transaction was paid in approximately 8 million shares of Company common stock valued at approximately $387 million, cash of approximately $98 million, the assumption of $200 million of debt, and the payoff of $152 million of Multifoods' existing secured debt. Available cash and proceeds of new debt issued were used to fund the cash requirements of the acquisition. Under the terms of the agreement, Multifoods' shareholders received $25 per share in a combination of 80 percent stock and 20 percent cash.

On May 10, 2004, the Company entered into an agreement to sell HJF to SPC Ardmona Ltd., an Australian food company, in an all cash transaction. The transaction closed during the first quarter of 2005, resulting in net proceeds of approximately $35.7 million and a net gain of approximately $9.5 million. Results of HJF's operations are included in the international business area of the Company's special markets. During 2004, HJF contributed approximately $37 million in sales and $3 million in operating income.

LIQUIDITY AND CAPITAL RESOURCES

	Year Ended April 30,		
(Dollars in thousands)	2004	2003	2002
Net cash provided by operating activities	**$ 125,936**	$167,600	$ 69,799
Net cash used for investing activities	**$(162,539)**	$ (52,979)	$(20,510)
Net cash used for financing activities	**$ (40,038)**	$ (28,419)	$ (8,607)

The Company's principal source of funds is cash generated from operations. Due to an increase in cash generated from operations since the *Jif* and *Crisco* merger, the Company expanded its range of investments during the year beyond cash and cash equivalents. For comparative purposes, total cash and investments were $163.3 million at April 30, 2004, compared to $181.2 million at April 30, 2003. Under the Company's investment policy, it will invest in securities deemed to be investment grade. Currently, these investments are defined as government-backed mortgage obligations, corporate bonds, municipal bonds, and commercial paper.

Cash provided by operations was nearly $125.9 million in 2004, compared to $167.6 million last year. The decrease in cash from operations was primarily due to an increase in the use of cash necessary to support working capital requirements. Working capital, excluding cash and investments, increased from $118.2 million at April 30, 2003, to $128.7 million at April 30, 2004. The primary cause for the increase was higher inventory balances resulting from the increase in soybean costs both in raw materials and finished goods and general growth in the business. In addition, the Company made contributions to its qualified and nonqualified pension plans totaling approximately $12 million.

Net cash used for investing activities in 2004 included a record year of capital expenditures of $100.1 million, up from $49.5 million in the previous year. The majority of these expenditures were associated with the construction of the Scottsville facility and equipment additions at the *Jif* facility located in Lexington, Kentucky. Other investing activities included the payment of merger and integration related expenses and the acquisition of the *Crosse & Blackwell* brand of fruit spreads, chutneys, sauces, and glazes during the fourth quarter of 2004.

Net cash used for financing activities in 2004 primarily consisted of the payment of dividends of $0.92 per share, or $45.7 million, up from $33.6 million in 2003.

Cash requirements for 2005 will include funds necessary to complete the acquisition of Multifoods. The Company expects to utilize approximately $100 million of existing cash on hand to help finance the acquisition, in addition to borrowings described below. Capital expenditures for 2005 are estimated to range from $80 to $85 million, including approximately $20 to $30 million related to the Multifoods' businesses. In addition, based on current rates, dividends are expected to approximate $56 million and interest payments to approximate $28 million. The Company also expects to incur approximately $90 million in costs associated with the Multifoods transaction.

Subsequent to April 30, 2004, the Company entered into two separate financing arrangements in order to provide the necessary funding required to complete the acquisition of Multifoods. On May 27, 2004, the Company issued $100 million of 4.78 percent senior, unsecured notes due June 1, 2014. Subsequently, on June 17, 2004, the Company entered into a five-year, $180 million revolving credit facility with a group of four banks. Interest on this bank debt is based on prevailing prime, federal funds rate, or LIBOR, as determined by the Company, and is payable on a quarterly basis. At the close of the Multifoods transaction, the Company drew down $52 million of the $180 million available under this revolving credit facility. Among other restrictions, both the senior, unsecured notes and the revolving credit facility carry certain covenants relating to liens, consolidated net worth, and sale of assets. These covenants are consistent with those included in the Company's senior, unsecured notes outstanding at April 30, 2004. Proceeds from these financing arrangements were used to retire existing secured debt of Multifoods, fund transaction related costs, and provide for general corporate purposes.

Assuming there are no other material acquisitions or other significant investments, the Company believes that cash on hand combined with the cash provided by operations, proceeds received from the previously discussed financing instruments, and borrowings available under the revolving credit facility, will be sufficient to meet 2005 requirements, including the payment of dividends and interest on outstanding debt.

— Contractual Obligations —

The following table summarizes the Company's contractual obligations at April 30, 2004.

(Dollars in millions)	Total	Less than one year	One to three years	Three to five years	More than five years
Long-term debt obligations	$135.0	$ —	$ 17.0	$33.0	$ 85.0
Operating lease obligations	3.9	2.0	1.8	0.1	—
Purchase obligations	368.8	233.7	117.1	14.8	3.2
Other long-term liabilities	163.5	—	—	—	163.5
Total	$671.2	$235.7	$135.9	$47.9	$251.7

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Accrued Marketing and Merchandising. In order to support the Company's products, various marketing programs are offered to customers, which reimburse them for a portion, or all of their promotional activities related to the Company's products. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these marketing and merchandising programs based on estimates of what has been incurred by customers. Actual costs incurred by the Company may differ significantly if factors such as the level and success of the customers' programs or other conditions differ from expectations.

Impairment of Long-Lived Assets. Historically, long-lived assets have been reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, determining fair value is subject to estimates of both cash flows and interest rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware indicating that the carrying value of the Company's long-lived assets may not be recoverable, with the exception of planned restructuring activities noted under Restructuring.

Goodwill and Other Indefinite-Lived Intangible Assets. The annual evaluation of goodwill and other indefinite-lived intangible assets requires the use of estimates about future operating results for each reporting unit to determine their estimated fair value. Changes in forecasted operations can materially affect these estimates. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of the reporting unit could change and, therefore, impact the assessments of impairment in the future.

Pension Plans and Other Postretirement Benefit Plans. To determine the Company's ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. To record the related net assets and obligations of such benefit plans, management uses assumptions related to inflation, investment returns, mortality, employee turnover, rate of compensation increases, medical costs, and discount rates. Management, along with third-party actuaries, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2005 expense recognition, the Company will use a discount rate of 6.25 percent, an expected rate of return on plan assets of 8.50 percent, and a rate of compensation increase of 4.50 percent.

Accrued Expenses. Management estimates certain material expenses in an effort to record those expenses in the period incurred. The most material accrued estimates are insurance-related expenses, including self-insurance. Workers' compensation and general liability insurance accruals are recorded based on insurance claims processed, as well as historical claims experience for claims incurred but not yet reported. These estimates are based on historical loss development factors. Employee medical insurance accruals are recorded based on medical claims processed, as well as historical medical claims experience for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

Recovery of Accounts Receivable. In the normal course of business, the Company extends credit to customers that satisfy predefined criteria. The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of accounts receivable could differ from management's estimates due to changes in future economic or industry conditions or specific customers' financial conditions.

Restructuring. During 2003 and 2004, the Company announced its plans to restructure certain operations as part of its ongoing efforts to optimize its production capacity, improve productivity and operating efficiencies, and lower the Company's overall cost base. The expected restructuring charge includes estimates related to employee separation costs, the closure and consolidation of facilities, contractual obligations, and the valuation of certain assets including property, plant, and equipment, and inventories. Estimates of such costs are determined by contractual agreement or estimated by management based on historical experience. Actual amounts could differ from the original estimates.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK

The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio at April 30, 2004, approximates carrying value. Exposure to interest rate risk on the Company's long-term debt is mitigated since it is at a fixed rate until maturity. Market risk, as measured by the change in fair value resulting from a hypothetical ten percent change in interest rates, is not material. Based on the Company's overall interest rate exposure as of and during the year ended April 30, 2004, including derivative and other instruments sensitive to interest rates, a hypothetical ten percent movement in interest rates would not materially affect the Company's results of operations.

Foreign Currency Exchange Risk. The Company utilizes foreign exchange contracts, typically with maturities of less than one year, to hedge foreign exchange fluctuations. The contracts are accounted for as cash flow hedges. A hypothetical ten percent strengthening or weakening of the U.S. dollar would not have a material impact on the cash flows or the financial results of the Company.

The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2004, are not expected to result in a significant impact on future earnings or cash flows.

Revenues from customers outside the United States represented less than ten percent of net sales during 2004. Thus, certain sales and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.

Commodity Price Risk. Raw materials used by the Company's consumer oils business are subject to price volatility caused by supply conditions, political and economic variables, and other unpredictable factors. To manage the volatility related to anticipated inventory purchases to be made by the consumer oils business, the Company uses futures and options with maturities generally less than one year. These instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in other comprehensive income or loss to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately and were not significant.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "variable interest entities." Transactions with related parties are in the ordinary course of business, are conducted at an arm's-length basis, and are not material to the Company's results of operations, financial condition, or cash flows.

CERTAIN FORWARD-LOOKING STATEMENTS

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to:

- the success and cost of integrating Multifoods into the Company;
- the finalization of the allocation of the Multifoods purchase price to the underlying assets acquired and liabilities assumed and the impact it could have on future depreciation and amortization expense;
- the success and cost of marketing and sales programs and strategies intended to promote growth in the Multifoods' businesses, the Company's existing businesses, and in their respective markets;
- the ability of the business areas to achieve sales targets and the costs associated with attempting to do so;
- the ability to successfully implement price changes, particularly in the consumer oils business;
- the success and cost of introducing new products, notably *Uncrustables* products;
- the exact time frame in which the new manufacturing facility in Scottsville, Kentucky, will attain peak operating efficiency and the Company's ability to effectively manage capacity constraints related to *Uncrustables* products until that time;
- the estimated costs and benefits associated with the Company's plan to restructure certain of its operations;
- the strength of commodity markets from which raw materials are procured and the related impact on costs;
- raw material and ingredient cost trends;
- foreign currency exchange and interest rate fluctuations;
- general competitive activity in the market; and
- other factors affecting share prices and capital markets generally.

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2004 and 2003, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note C to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No.142, *Goodwill and Other Intangible Assets,* as of May 1, 2002.

Ernst + Young LLP

Akron, Ohio
June 7, 2004

STATEMENTS OF CONSOLIDATED INCOME

(Dollars in thousands, except per share data)	Year Ended April 30, 2004	2003	2002
Net sales	**$1,417,011**	$1,311,744	$687,148
Cost of products sold	**915,769**	854,407	462,157
Cost of products sold – restructuring	**8,464**	1,256	—
Gross Profit	**492,778**	456,081	224,991
Selling, distribution, and administrative expenses	**305,475**	279,760	165,172
Merger and integration costs	**1,266**	10,511	5,031
Other restructuring costs	**7,362**	1,281	—
Operating Income	**178,675**	164,529	54,788
Interest income	**3,379**	2,039	2,181
Interest expense	**(6,374)**	(8,752)	(9,207)
Other income (expense) – net	**3,139**	(2,426)	2,436
Income Before Income Taxes	**178,819**	155,390	50,198
Income taxes	**67,469**	59,048	19,347
Net Income	**$ 111,350**	$ 96,342	$ 30,851
Earnings per Common Share:			
Net Income per Common Share	**$ 2.24**	$ 2.04	$ 1.33
Net Income per Common Share – Assuming Dilution	**$ 2.21**	$ 2.02	$ 1.31

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

ASSETS

(Dollars in thousands)	April 30, 2004	2003
Current Assets		
Cash and cash equivalents	**$ 106,602**	$ 181,225
Marketable securities	**15,074**	—
Trade receivables, less allowance for doubtful accounts	**102,707**	101,364
Inventories:		
Finished products	**107,607**	85,495
Raw materials	**81,373**	83,632
	188,980	169,127
Other current assets	**11,895**	14,944
Total Current Assets	**425,258**	466,660
Property, Plant, and Equipment		
Land and land improvements	**29,553**	26,250
Buildings and fixtures	**127,194**	117,612
Machinery and equipment	**328,235**	331,325
Construction in progress	**70,319**	21,503
	555,301	496,690
Accumulated depreciation	**(225,593)**	(221,704)
Total Property, Plant, and Equipment	**329,708**	274,986
Other Noncurrent Assets		
Goodwill	**531,143**	525,942
Other intangible assets, net	**323,115**	320,409
Marketable securities	**41,589**	—
Other assets	**33,312**	27,410
Total Other Noncurrent Assets	**929,159**	873,761
	$1,684,125	$1,615,407

LIABILITIES AND SHAREHOLDERS' EQUITY

(Dollars in thousands)	April 30, 2004	April 30, 2003
Current Liabilities		
Accounts payable	**$ 66,300**	$ 68,704
Salaries, wages, and additional compensation	**52,507**	31,788
Accrued marketing and merchandising	**25,303**	29,252
Income taxes	**5,622**	18,783
Dividends payable	**12,544**	11,447
Other current liabilities	**12,607**	7,300
Total Current Liabilities	**174,883**	167,274
Noncurrent Liabilities		
Long-term debt	**135,000**	135,000
Defined benefit pensions	**2,315**	31,502
Postretirement benefits other than pensions	**19,384**	17,614
Deferred income taxes	**136,255**	134,018
Other noncurrent liabilities	**5,595**	5,828
Total Noncurrent Liabilities	**298,549**	323,962
Shareholders' Equity		
Serial preferred shares – no par value:		
Authorized – 3,000,000 shares; outstanding – none	**—**	—
Common shares – no par value:		
Authorized – 150,000,000 shares; outstanding – 50,174,707 in 2004 and 49,767,540 in 2003 (net of 6,493,226 and 6,900,393 treasury shares, respectively), at stated value	**12,543**	12,442
Additional capital	**829,323**	815,767
Retained income	**387,065**	323,064
Less:		
Deferred compensation	**(6,069)**	(2,825)
Amount due from ESOP Trust	**(7,584)**	(8,093)
Accumulated other comprehensive loss	**(4,585)**	(16,184)
Total Shareholders' Equity	**1,210,693**	1,124,171
	$1,684,125	$1,615,407

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Dollars in thousands)	Year Ended April 30, 2004	2003	2002
Operating Activities			
Net income	**$111,350**	$ 96,342	$30,851
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**37,444**	35,934	23,932
Amortization	**2,414**	1,817	4,625
Deferred income tax expense (benefit)	**6,113**	(3,680)	1,545
Changes in assets and liabilities, net of effect from business acquisitions:			
Trade receivables	**(92)**	(43,016)	(1,217)
Inventories	**(16,692)**	(12,062)	(2,063)
Other current assets	**3,028**	(889)	(11)
Accounts payable and accrued items	**3,353**	56,169	12,483
Income taxes	**(15,979)**	24,280	2,824
Other – net	**(5,003)**	12,705	(3,170)
Net Cash Provided by Operating Activities	**125,936**	167,600	69,799
Investing Activities			
Additions to property, plant, and equipment	**(100,094)**	(49,525)	(23,464)
Purchase of marketable securities	**(86,439)**	—	—
Businesses acquired, net of cash acquired	**(9,196)**	(10,767)	(5,714)
Sale and maturities of marketable securities	**28,957**	—	—
Disposal of property, plant, and equipment	**9,687**	1,179	7,060
Other – net	**(5,454)**	6,134	1,608
Net Cash Used for Investing Activities	**(162,539)**	(52,979)	(20,510)
Financing Activities			
Dividends paid	**(45,724)**	(33,603)	(15,568)
Other – net	**5,686**	5,184	6,961
Net Cash Used for Financing Activities	**(40,038)**	(28,419)	(8,607)
Effect of exchange rate changes on cash	**2,018**	3,109	107
Net (decrease) increase in cash and cash equivalents	**(74,623)**	89,311	40,789
Cash and cash equivalents at beginning of year	**181,225**	91,914	51,125
Cash and Cash Equivalents at End of Year	**$106,602**	$181,225	$91,914

( ) Denotes use of cash

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(Dollars in thousands, except per share data)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Deferred Compen-sation	Amount Due From ESOP Trust	Accumulated Other Compre-hensive Loss	Total Shareholders' Equity
Balance at May 1, 2001	23,021,956	$ 6,090	$ 19,278	$253,226	$(2,248)	$(8,926)	$(16,635)	$ 250,785
Net income				30,851				30,851
Foreign currency translation adjustment							1,669	1,669
Minimum pension liability adjustment							(797)	(797)
Comprehensive Income								31,723
Purchase of treasury shares	(40,341)	(11)	(483)	(634)				(1,128)
Stock plans	522,514	138	11,590		(477)			11,251
Cash dividends declared – $0.68 a share				(15,650)				(15,650)
Tax benefit of stock plans			2,799					2,799
Other						364		364
Balance at April 30, 2002	23,504,129	6,217	33,184	267,793	(2,725)	(8,562)	(15,763)	280,144
Net income				96,342				96,342
Foreign currency translation adjustment							8,268	8,268
Minimum pension liability adjustment							(8,629)	(8,629)
Unrealized loss on available-for-sale securities							(296)	(296)
Unrealized gain on cash flow hedging derivatives							236	236
Comprehensive Income								95,921
Business acquired	26,023,466	6,506	774,979					781,485
Stock plans	239,945	60	5,628		(100)			5,588
Cash dividends declared – $0.83 a share				(41,071)				(41,071)
Tax benefit of stock plans			1,635					1,635
Other		(341)	341			469		469
Balance at April 30, 2003	49,767,540	12,442	815,767	323,064	(2,825)	(8,093)	(16,184)	1,124,171
Net income				111,350				111,350
Foreign currency translation adjustment							6,697	6,697
Minimum pension liability adjustment							3,403	3,403
Unrealized gain on available-for-sale securities							545	545
Unrealized gain on cash flow hedging derivatives							954	954
Comprehensive Income								122,949
Stock plans	407,167	101	10,543	(528)	(3,244)			6,872
Cash dividends declared – $0.94 a share				(46,821)				(46,821)
Tax benefit of stock plans			3,013					3,013
Other						509		509
Balance at April 30, 2004	**50,174,707**	**$12,543**	**$829,323**	**$387,065**	**$(6,069)**	**$(7,584)**	**$ (4,585)**	**$1,210,693**

See notes to consolidated financial statements.

(Dollars in thousands, except per share data)

NOTE A: ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and any majority-owned investment. All significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: restructuring costs, allowances for doubtful accounts receivable, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for marketing and merchandising programs, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

Revenue Recognition: The Company recognizes revenue when all of the following criteria have been met: a valid customer order with a fixed price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.

Marketing and Merchandising Promotions: In order to support the Company's products, various marketing programs are offered to customers, which reimburse them for a portion, or all of their promotional expenses related to the Company's products. The Company recognizes the cost of these programs based on estimates of what has been incurred by customers. Such costs are included as a reduction of sales.

Financial Instruments: Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, marketable securities, and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company's marketable securities are primarily in debt securities. Under the Company's investment policy, it will invest in securities deemed to be investment grade. Currently, these investments are defined as government-backed mortgage obligations, corporate bonds, municipal bonds, and commercial paper. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale, because it currently has the intent to convert these investments into cash if and when needed. With respect to accounts receivable, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company's financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts. The fair value of the Company's fixed-rate long-term debt, estimated using current market rates and a discounted cash flow analysis, was approximately $139,000 at April 30, 2004.

Major Customer: Sales to Wal-Mart Stores, Inc., and subsidiaries amounted to approximately 13 percent and 14 percent of net sales in 2004 and 2003, respectively. These sales are primarily included in the U.S. retail market. No other customer exceeded ten percent of net sales for any year.

Derivative Financial Instruments: The Company utilizes derivative instruments such as commodity futures contracts, interest rate swaps, and foreign currency futures contracts to hedge exposure to changes in commodity prices, interest rates, and foreign currency exchange rates. The Company accounts for these derivative instruments under Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133). SFAS 133 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives that are designated as a hedge and used to hedge an existing asset or liability, both the derivative and hedged item are recognized at fair value with any changes recognized immediately in the Statements of Consolidated Income. For derivatives designated as a hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recorded in shareholders' equity as a component of accumulated other comprehensive loss to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. By policy, the Company has not historically entered into derivative financial instruments for trading purposes or for speculation.

Allowance for Doubtful Accounts: On a regular basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and historical write-offs and collections. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The allowance for doubtful accounts at April 30, 2004 and 2003, was $1,047 and $972, respectively.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with the Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test of impairment for goodwill and indefinite-lived intangible assets as of February 1, of each year. In addition, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other finite-lived intangible assets are amortized over their useful lives. Prior to the adoption of SFAS 142 in 2003, goodwill and other intangible assets, principally trademarks and patents, were amortized using the straight-line method over periods ranging from 5 to 40 years for acquisitions prior to July 1, 2001.

Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 15 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed. Rent expense in 2004, 2003, and 2002 totaled $16,783, $17,324, and $10,430, respectively. Rent expense for cold storage facilities, which is based on quantities stored, amounted to $2,671, $2,801, and $2,324 in 2004, 2003, and 2002, respectively.

Impairment of Long-Lived Assets: In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value.

Software Costs: The Company capitalizes significant costs associated with the development and installation of internal use software. Amounts capitalized are amortized over the estimated useful lives of the software, ranging from three to seven years, beginning with the project's completion. Net capitalized software costs as of April 30, 2004 and 2003, were $28,682 and $27,504, respectively, of which $5,834 and $4,400 were included in construction in progress.

Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $55,101, $45,783, and $15,525 in 2004, 2003, and 2002, respectively.

Stock Compensation: As provided under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

If compensation costs for the stock options granted had been determined based on the fair market value method of SFAS 123, the Company's pro forma net income and earnings per share would have been as follows:

	Year Ended April 30,		
	2004	2003	2002
Net income, as reported	**$111,350**	$96,342	$30,851
Total stock-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	**(2,774)**	(2,581)	(1,061)
Net income, as adjusted	**$108,576**	$93,761	$29,790
Earnings per common share:			
Net income, as reported	**$ 2.24**	$ 2.04	$ 1.33
Total stock-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	**(0.06)**	(0.06)	(0.04)
Net income, as adjusted	**$ 2.18**	$ 1.98	$ 1.29
Net income, as reported – assuming dilution	**$ 2.21**	$ 2.02	$ 1.31
Total stock-based compensation expense determined under fair value-based methods for all awards, net of tax benefit – assuming dilution	**(0.06)**	(0.06)	(0.04)
Net income, as adjusted – assuming dilution	**$ 2.15**	$ 1.96	$ 1.27

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended April 30,	
	2004	2003
Average expected term (years)	**5**	5
Risk-free interest rate	**3.21%**	4.08%
Dividend yield	**2.50%**	2.50%
Volatility	**26.80%**	27.70%
Fair value of options granted	**$9.45**	$8.06

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility.

Income Taxes: The Company accounts for income taxes using the liability method. Under that method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective.

Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

Recently Issued Accounting Standards: In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The adoption of SFAS 149 did not have a material impact on the Company's results of operations or financial position.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS 150). SFAS 150 requires that certain financial instruments, which under previous guidance could be accounted for as equity, be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have a material impact on the Company's results of operations or financial position.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 requires unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks and rewards of ownership among their owners and other parties involved. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to variable interest entities or arrangements existing before February 1, 2003, in the fourth quarter of calendar 2003. The adoption of FIN 46 did not have a material impact on the Company's results of operations or financial position.

Risks and Uncertainties: In the domestic markets, the Company's products are primarily sold through brokers to food retailers, food wholesalers, club stores, mass merchandisers, military commissaries, health and natural food stores, foodservice distributors, and chain operators including: hotels and restaurants, schools and other institutions, and other food manufacturers. The Company's operations outside the United States are principally in Canada. The Company believes there is no concentration of risk with any single customer or supplier whose failure or nonperformance would materially affect the Company's results. In addition, the Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs. The Company believes that the risk of loss from noninsurable events would not have a material adverse effect on the Company's operations as a whole.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

NOTE B: SUBSEQUENT EVENT — MULTIFOODS ACQUISITION (UNAUDITED)

On June 18, 2004, the Company completed its acquisition of Minneapolis-based International Multifoods Corporation (Multifoods) in a tax-free stock transaction valued at approximately $850 million. Multifoods had consolidated 2004 sales of approximately $908 million. With the acquisition, the Company adds an array of North American icon brands, marketed in the center of the store, to the Smucker family of brands. In addition to the Company's *Smucker's, Jif,* and *Crisco* brands, the Company will include brands that hold leading positions in virtually all of their categories or markets. Multifoods' primary U.S. brands include: *Pillsbury* baking mixes and ready-to-spread frostings; *Hungry Jack* pancake mixes, syrup, and potato side dishes; *Martha White* baking mixes and ingredients; and *Pet* evaporated milk and dry creamer. Multifoods' primary Canadian brands include: *Robin Hood* flour and baking mixes, *Bick's* pickles and condiments, and the *Golden Temple* brand of flour and rice in the growing ethnic food category.

Under the terms of the agreement, Multifoods' shareholders received $25 per share in a combination of 80 percent Company stock and 20 percent cash. Approximately $98 million in cash was paid and 8 million common shares were issued to the Multifoods' shareholders, valued at approximately $387 million using the average closing price of the Company's common shares for three days prior to the close of the transaction. In addition, the Company paid off Multifoods' existing secured debt of approximately $152 million, assumed $200 million of 6.60 percent senior, unsecured notes, and expects to incur approximately $90 million in acquisition related expenses. In connection with the acquisition, the Company issued $100 million of 4.78 percent ten-year, senior, unsecured notes, and secured a revolving credit facility of $180 million provided through a group of banks, at prevailing market interest rates.

Long-term debt principal after the close of the acquisition consists of the following:

	June 18, 2004
6.77% Senior Notes due June 1, 2009	$ 75,000
7.70% Series A Senior Notes due September 1, 2005	17,000
7.87% Series B Senior Notes due September 1, 2007	33,000
7.94% Series C Senior Notes due September 1, 2010	10,000
4.78% Senior Notes due June 1, 2014	100,000
6.60% Senior Notes due November 13, 2009	200,000
Total long-term debt	$435,000

The purchase price will be allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The Company will determine the estimated fair values based on independent appraisals, discounted cash flow, quoted market prices, and estimates made by management. To the extent the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill.

The following table summarizes the initial estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	June 18, 2004
Assets:	
Tangible assets	$ 620,000
Intangible assets not subject to amortization	187,000
Intangible assets subject to amortization (ten-year weighted-average useful life)	8,000
Goodwill	320,000
Total assets acquired	$1,135,000
Total liabilities assumed	$ (285,000)
Net assets acquired	$ 850,000

The allocation of the purchase price is preliminary and subject to adjustment following completion of the valuation process. The $320,000 of goodwill will be allocated to the U.S. retail market and special markets upon finalization of the allocation of purchase price and will not be deductible for tax purposes.

Had the acquisition of Multifoods occurred at the beginning of 2003, unaudited, pro forma consolidated results would have been as follows:

	Year Ended April 30,	
	2004	2003
Net sales	**$2,336,000**	$2,248,000
Operating income	**$ 232,000**	$ 227,000
Net income	**$ 135,000**	$ 120,000
Net income per common share – assuming dilution	**$ 2.32**	$ 2.16

NOTE C: CHANGES IN ACCOUNTING PRINCIPLE

Effective May 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. Prior to the adoption of SFAS 142, amortization expense was recorded for goodwill and other intangible assets. Had the provisions of SFAS 142 been applied to all periods presented, 2002 net income would have increased $2,177 to $33,028, resulting in net income per common share of $1.43 and net income per common share — assuming dilution of $1.41.

NOTE D: MERGER

On June 1, 2002, the Company merged the *Jif* peanut butter and *Crisco* shortening and oils businesses of The Procter & Gamble Company (P&G) with and into the Company in a tax-free stock transaction. Under the terms of the agreement, P&G spun off its *Jif* and *Crisco* businesses to its shareholders and immediately thereafter those businesses were merged with and into the Company. P&G shareholders received one Company common share for every 50 P&G common shares that they held as of the record date for the distribution of the *Jif* and *Crisco* businesses to the P&G shareholders. The Company's shareholders received 0.9451 of a new Company common share for each Company common share that they held immediately prior to the merger. Approximately 26,023,000 common shares were issued to the P&G shareholders, valued at approximately $781,485 based on the average market price of the Company's common shares over the period from three days before to three days after the terms of the merger were announced. Upon completion of the merger, the Company had 49,531,376 common shares outstanding.

The conversion of the Company's common shares into new Company common shares has been treated in a manner similar to a reverse stock split.

The merger and the combination of three brands — *Smucker's, Jif,* and *Crisco* — enhances the Company's strategic and market position. The merger was accounted for as a purchase business combination and for accounting purposes, the Company was the acquiring enterprise. Accordingly, the results of the *Jif* and *Crisco* operations are included in the Company's consolidated financial statements from the date of the merger. The aggregate purchase price was approximately $792,252, including $10,767 of capitalized acquisition related expenses. In addition, the Company incurred costs of $10,511 and $5,031 in 2003 and 2002, respectively, that were directly related to the merger and integration of *Jif* and *Crisco.* Due to the nature of these costs, they were expensed as incurred.

The assets acquired and liabilities assumed in the merger of the *Jif* and *Crisco* businesses were recorded at estimated fair values as determined by Company management. The Company obtained independent appraisals for the fair value of property, plant, and equipment and identified intangible assets. A summary of the assets acquired and liabilities assumed in the merger follows:

	June 1, 2002
Assets:	
Tangible assets	$ 138,152
Intangible assets not subject to amortization	305,000
Intangible asset subject to amortization (ten-year useful life)	1,000
Goodwill	488,950
Total assets acquired	$ 933,102
Total liabilities assumed	$(140,850)
Net assets acquired	$ 792,252

The $488,950 of goodwill relates to the U.S. retail market segment and will not be deductible for tax purposes.

Had the merger of the *Jif* and *Crisco* businesses with and into the Company occurred at the beginning of 2002, unaudited, pro forma consolidated results would have been as follows:

	Year Ended April 30,	
	2003	2002
Net sales	$1,355,000	$1,283,000
Operating income, excluding indirect expenses of the *Jif* and *Crisco* businesses	$ 188,000	$ 235,000

NOTE E: RESTRUCTURING

During 2003, the Company announced its plan to restructure certain operations as part of its ongoing efforts to optimize its production capacity, improve productivity and operating efficiencies, and lower the Company's overall cost base. These initiatives include reducing the Company's involvement in fruit processing, centralizing production and distribution of the *Uncrustables* product line, and significantly reducing the number of items available for sale. The program calls for the closing of three of the Company's plants — Watsonville, California; Woodburn, Oregon; and West Fargo, North Dakota. At the end of 2004, these restructurings were proceeding as planned. During 2004, the Company closed down its fruit processing operations at both its Watsonville and Woodburn locations and subsequently sold these facilities. Space within the Watsonville facility is being leased back from the buyer until *Uncrustables* production is closed down at this facility. Production at both the Watsonville and West Fargo locations is expected to be completed in 2005. In Ripon, Wisconsin, the Company completed the combination of its two manufacturing facilities into one expanded site. Upon completion, the restructurings will result in the elimination of approximately 335 full-time positions.

In addition, the Company undertook another restructuring program to streamline operations in Europe and the United Kingdom during the fourth quarter of 2004. This included the exit of a contract packaging arrangement and certain segments of its retail business in Europe and the United Kingdom, which generated annual sales of approximately $3 million. The Company will continue to manufacture industrial fruit products at its facility located in Scotland. This restructuring is expected to be completed during the first quarter of 2005.

The Company expects to incur restructuring costs of approximately $21,000, of which $15,826 and $2,537 were recognized in 2004 and 2003, respectively. The balance of the costs will be incurred in 2005. The remaining cash payments, estimated to be approximately $7,000, will be paid through 2005.

The following table summarizes the activity with respect to the restructuring and related asset impairment charges recorded and reserves established during 2004 and 2003, and the total amount expected to be incurred in connection with the initiatives.

	Employee Separation	Long-Lived Asset Charges	Equipment Relocation	Other Costs	Total
Total expected restructuring charge	$7,900	$7,600	$1,700	$3,800	$21,000
Balance at May 1, 2002	$ —	$ —	$ —	$ —	$ —
Charge to expense	1,116	1,055	—	366	2,537
Cash payments	—	—	—	(200)	(200)
Noncash utilization	—	(1,055)	—	(166)	(1,221)
Balance at April 30, 2003	$1,116	$ —	$ —	$ —	$ 1,116
Charge to expense	5,702	6,113	827	3,184	15,826
Cash payments	(2,421)	—	(827)	(843)	(4,091)
Noncash utilization	—	(6,113)	—	(1,192)	(7,305)
Balance at April 30, 2004	**$4,397**	**$ —**	**$ —**	**$1,149**	**$ 5,546**
Remaining expected restructuring charge	$1,082	$ 432	$ 873	$ 250	$ 2,637

Approximately $8,464 and $1,256 of the total restructuring charges of $15,826 and $2,537 in 2004 and 2003, respectively, were reported in costs of products sold in the accompanying Statements of Consolidated Income, while the remaining charges were reported in other restructuring costs. The restructuring costs included in cost of products sold include long-lived asset charges and inventory disposition costs. Expected employee separation costs of approximately $7,900 are being recognized over the estimated future service period of the related employees. The obligation related to employee separation costs is included in the current liabilities line item, salaries, wages, and additional compensation, in the Consolidated Balance Sheets.

Long-lived asset charges include accelerated depreciation related to machinery and equipment that will be used by the production facilities until they close. Other costs include miscellaneous expenditures associated with the Company's restructuring initiative and are expensed as incurred. These costs include employee relocation, professional fees, and other closed facility costs.

NOTE F: REPORTABLE SEGMENTS

The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments: U.S. retail market and special markets. The U.S. retail market segment includes the consumer and the consumer oils businesses. This segment represents the primary strategic focus area for the Company — the sale of branded food products with leadership positions to consumers through mainstream domestic retail outlets. The special markets segment represents the aggregation of the foodservice, international, industrial, and beverage businesses. Special markets segment products are distributed through foreign countries, foodservice distributors and operators (i.e., restaurants, schools and universities, and health care operations), other food manufacturers, and health and natural food stores.

The following table sets forth reportable segment and geographical information.

	Year Ended April 30,		
	2004	2003	2002
Net sales:			
U.S. retail market	**$1,002,306**	$ 889,871	$323,636
Special markets	**414,705**	421,873	363,512
Total net sales	**$1,417,011**	$1,311,744	$687,148
Segment profit:			
U.S. retail market	**$ 231,068**	$ 197,709	$ 68,691
Special markets	**49,298**	53,960	42,788
Total segment profit	**$ 280,366**	$ 251,669	$111,479
Interest income	**3,379**	2,039	2,181
Interest expense	**(6,374)**	(8,752)	(9,207)
Amortization expense	**(2,414)**	(1,817)	(4,625)
Restructuring costs	**(15,826)**	(2,537)	—
Merger and integration costs	**(1,266)**	(10,511)	(5,031)
Corporate administrative expenses	**(80,459)**	(72,110)	(46,681)
Other unallocated income (expenses)	**1,413**	(2,591)	2,082
Income before income taxes	**$ 178,819**	$ 155,390	$ 50,198
Net sales:			
Domestic	**$1,278,243**	$1,190,190	$590,327
International	**138,768**	121,554	96,821
Total net sales	**$1,417,011**	$1,311,744	$687,148
Assets:			
Domestic	**$1,590,236**	$1,511,553	$438,644
International	**93,889**	103,854	86,248
Total assets	**$1,684,125**	$1,615,407	$524,892
Long-lived assets:			
Domestic	**$1,216,497**	$1,109,859	$211,380
International	**42,370**	38,888	33,699
Total long-lived assets	**$1,258,867**	$1,148,747	$245,079

Segment profit represents revenue less direct and allocable operating expenses.

The following table presents product sales information.

	Year Ended April 30,		
	2004	2003	2002
Peanut butter	**27%**	26%	7%
Shortening and oils	**23**	22	—
Fruit spreads	**20**	20	37
Portion control	**6**	6	11
Juices and beverages	**6**	5	10
Toppings and syrups	**5**	5	8
Industrial ingredients	**5**	8	16
Uncrustables frozen sandwiches	**4**	3	3
Other	**4**	5	8
Total	**100%**	100%	100%

NOTE G: EARNINGS PER SHARE

The following table sets forth the computation of earnings per common share and earnings per common share – assuming dilution.

	Year Ended April 30,		
	2004	2003	2002
Numerator:			
Net income for earnings per common share and earnings per common share – assuming dilution	**$111,350**	$96,342	$30,851
Denominator:			
Denominator for earnings per common share – weighted-average shares	**49,816,926**	47,309,257	23,114,494
Effect of dilutive securities:			
Stock options	**502,166**	366,629	318,104
Restricted stock	**76,655**	88,891	60,767
Denominator for earnings per common share – assuming dilution	**50,395,747**	47,764,777	23,493,365
Net income per common share	**$ 2.24**	$ 2.04	$ 1.33
Net income per common share – assuming dilution	**$ 2.21**	$ 2.02	$ 1.31

NOTE H: MARKETABLE SECURITIES

The Company invests primarily in debt securities. Under the Company's investment policy, it will invest in securities deemed to be investment grade. Currently, these investments are defined as government-backed mortgage obligations, corporate bonds, municipal bonds, and commercial paper. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale, because it currently has the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for current operations, which is currently consistent with the securities maturity date.

Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of other comprehensive income or loss. At April 30, 2004, the aggregate fair value of available-for-sale marketable securities was $56,663. Net unrealized holding gains of $8 were included as a component of other comprehensive income or loss.

The following table is a summary of available-for-sale marketable securities.

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. corporate securities	$23,187	$ 78	$ (35)	$23,230
Government-backed obligations	9,015	7	—	9,022
Mortgage-backed securities	24,453	100	(142)	24,411
Balance at April 30, 2004	**$56,655**	**$185**	**$(177)**	**$56,663**

The contractual maturities of these available-for-sale marketable securities as of April 30, 2004, were as follows:

	Cost	Estimated Fair Value
Due in one year or less	$15,086	$15,074
Due after one to five years	17,116	17,178
Mortgage-backed securities	24,453	24,411
Balance at April 30, 2004	$56,655	$56,663

NOTE I: GOODWILL AND OTHER INTANGIBLES

A summary of changes in the Company's goodwill during the years ended April 30, 2004 and 2003, by reportable segment is as follows:

	U.S. Retail Market	Special Markets	Total
Balance at May 1, 2002	$ 13,353	$20,157	$ 33,510
Acquisition	488,950	—	488,950
Other	—	3,482	3,482
Balance at April 30, 2003	$502,303	$23,639	$525,942
Acquisition	4,759	—	4,759
Other	—	442	442
Balance at April 30, 2004	**$507,062**	**$24,081**	**$531,143**

The Company's other intangible assets and related accumulated amortization is as follows:

	April 30, 2004			April 30, 2003		
	Acquisition Cost	Accumulated Amortization	Net	Acquisition Cost	Accumulated Amortization	Net
Finite-lived intangible assets:						
Patents	**$ 1,000**	**$ 192**	**$ 808**	$ 1,000	$ 91	$ 909
Customer lists and formulas	**3,887**	**972**	**2,915**	3,887	583	3,304
Total intangible assets subject to amortization	**$ 4,887**	**$1,164**	**$ 3,723**	$ 4,887	$674	$ 4,213
Indefinite-lived intangible assets:						
Trademarks	**$319,392**	**$ —**	**$319,392**	$316,196	$ —	$316,196
Total intangible assets not subject to amortization	**$319,392**	**$ —**	**$319,392**	$316,196	$ —	$316,196
Total other intangible assets	**$324,279**	**$1,164**	**$323,115**	$321,083	$674	$320,409

Amortization expense for finite-lived intangible assets was approximately $490 and $480 in 2004 and 2003, respectively. The weighted-average useful life of the finite-lived intangible assets is ten years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is $490.

Pursuant to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. The annual impairment review of all appropriate assets was performed as of February 1, 2004. No impairment was required to be recorded as a result of the annual impairment review.

NOTE J: PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company has pension plans covering substantially all of its domestic employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, the Company sponsors several unfunded, defined postretirement plans that provide health care and life insurance benefits to substantially all active and retired domestic employees not covered by certain collective bargaining agreements, and their covered dependents and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and have attained ten years of credited service.

Net periodic benefit cost included the following components:

	Defined Benefit Pension Plans			Other Postretirement Benefits		
Year Ended April 30,	**2004**	2003	2002	**2004**	2003	2002
Service cost	**$4,152**	$3,121	$2,414	**$1,087**	$ 695	$ 506
Interest cost	**6,617**	5,976	5,504	**1,342**	990	737
Expected return on plan assets	**(5,584)**	(6,106)	(6,444)	**—**	—	—
Amortization of prior service cost (credit)	**1,456**	1,239	1,087	**(43)**	(45)	(61)
Amortization of initial net asset	**(227)**	(234)	(234)	**—**	—	—
Recognized net actuarial loss (gain)	**1,397**	131	(177)	**150**	(78)	(160)
Net periodic benefit cost	**$7,811**	$4,127	$2,150	**$2,536**	$1,562	$1,022
Weighted-average assumptions used in determining net periodic benefit costs:						
Discount rate	**6.25%**	7.25%	7.50%	**6.25%**	7.25%	7.50%
Expected return on plan assets	**8.75%**	9.00%	9.00%	**—**	—	—
Rate of compensation increase	**4.50%**	4.50%	4.50%	**—**	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans' and other postretirement benefits' assets and benefit obligations.

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
	April 30,		April 30,	
	2004	2003	**2004**	2003
Change in benefit obligation:				
Benefit obligation at beginning of the year	**$107,718**	$ 81,453	**$ 21,734**	$ 11,788
Service cost	**4,152**	3,121	**1,087**	695
Interest cost	**6,617**	5,976	**1,342**	990
Amendments	**47**	5,252	**—**	214
Acquisition	**—**	—	**—**	2,018
Actuarial loss	**4,055**	15,331	**3,778**	6,908
Participant contributions	**—**	—	**220**	205
Benefits paid	**(3,295)**	(3,415)	**(986)**	(1,084)
Benefit obligation at end of the year	**$119,294**	$107,718	**$ 27,175**	$ 21,734
Change in plan assets:				
Fair value of plan assets at beginning of the year	**$ 64,173**	$ 68,747	**$ —**	$ —
Actual return on plan assets	**17,132**	(4,160)	**—**	—
Company contributions	**6,510**	3,001	**766**	879
Participant contributions	**—**	—	**220**	205
Benefits paid	**(3,295)**	(3,415)	**(986)**	(1,084)
Fair value of plan assets at end of the year	**$ 84,520**	$ 64,173	**$ —**	$ —
Net amount recognized:				
Funded status of the plans	**$ (34,774)**	$ (43,545)	**$(27,175)**	$(21,734)
Unrecognized net actuarial loss	**17,946**	26,836	**8,181**	4,553
Unrecognized prior service cost (credit)	**11,936**	13,345	**(390)**	(433)
Unrecognized initial asset	**(304)**	(531)	**—**	—
Net benefit liability recognized	**$ (5,196)**	$ (3,895)	**$(19,384)**	$(17,614)
Accrued benefit liability	**$ (23,641)**	$ (32,385)	**$(19,384)**	$(17,614)
Prepaid benefit cost	**4,803**	—	**—**	—
Intangible asset	**4,079**	13,345	**—**	—
Minimum pension liability	**9,563**	15,145	**—**	—
Net benefit liability recognized	**$ (5,196)**	$ (3,895)	**$(19,384)**	$(17,614)
Weighted-average assumptions used in determining benefit obligation:				
Discount rate	**6.25%**	6.25%	**6.25%**	6.25%
Expected return on plan assets	**8.75%**	9.00%	**—**	—
Rate of compensation increase	**4.50%**	4.50%	**—**	—

The following table sets forth additional information related to the Company's defined benefit pension plans.

	April 30,	
	2004	2003
(Decrease) increase in minimum liability included in other comprehensive income or loss	**$ (5,582)**	$13,917
Accumulated benefit obligation for all pension plans	**$104,753**	$96,560

The following table sets forth additional information related to the Company's defined benefit pension plans with an accumulated benefit obligation in excess of plan assets.

	April 30,	
	2004	2003
Accumulated benefit obligation	**$49,451**	$96,560
Fair value of plan assets	**$25,811**	$64,173

The Company employs a total return on investment approach for the defined benefit pension plans' assets. A mix of equities and fixed income investments are used to maximize the long-term rate of return on assets for the level of risk. The objectives of this strategy are to achieve full funding of the accumulated benefit obligation, and to achieve investment experience over time that will minimize pension expense volatility and hold to a feasible minimum the Company's contributions required to maintain full funding status. In determining the expected long-term rate of return on defined benefit pension plans' assets, management considers the historical rates of return, the nature of investments, and expectations of future investment strategies.

The Company's pension plans' asset target and actual allocations are as follows:

		Actual Allocation	
		April 30,	
	Target Allocation	**2004**	2003
Equity securities	70%	**71%**	70%
Debt securities	30	**27**	28
Cash and other investments	—	**2**	2
	100%	**100%**	100%

Included in equity securities is 317,552 of the Company's common shares at April 30, 2004 and April 30, 2003. The market value of these shares is $15,643 at April 30, 2004. The Company paid dividends of $292 on these shares during 2004. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits.

The Company expects to contribute approximately $16.5 million and $1 million to the pension and other postretirement benefit plans, respectively, in 2005.

The Company also charged to operations approximately $1,031, $1,129, and $958 in 2004, 2003, and 2002, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of the labor contracts. The Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under such plans.

In May 2004, the Financial Accounting Standards Board issued Staff Position No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003* (FSP 106-2). FSP 106-2 permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) and requires certain disclosures pending determination as to whether the sponsor's postretirement health care plan can reasonably expect to qualify for beneficial treatment under the Act. The Company sponsors several unfunded, defined, postretirement benefit plans that provide health care benefits to substantially all active and retired domestic employees not covered by collective bargaining agreements. Based on a preliminary analysis of the Act, it appears that the Company's retiree medical plans can reasonably expect to qualify for beneficial treatment under the Act without change to the plans. The Company has included the estimated impact of the subsidy in measuring the accumulated benefit obligation at April 30, 2004, resulting in a reduction of $267 in the accumulated benefit obligation related to benefits attributed to past service. The effect of the subsidy had no impact on net periodic benefit cost in 2004.

For 2005, the assumed health care cost trend rates are nine percent for all participants. The rate for participants under age 65 is assumed to decrease to five percent in 2010. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported. A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2004:

	One Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components	$ 542	$ (416)
Effect on benefit obligation	$5,461	$(4,261)

Certain of the Company's active employees participate in multiemployer plans that provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,639, $2,316, and $1,851 in 2004, 2003, and 2002, respectively.

NOTE K: SAVINGS PLANS

ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust (ESOP) for certain domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the ESOP of the Company's common shares in amounts not to exceed a total of 1,134,120 unallocated common shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years.

ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest incurred on ESOP debt was $356, $406, and $538 in 2004, 2003, and 2002, respectively. Contributions to the plan, representing compensation expense, are made annually in amounts sufficient to fund ESOP debt repayment and were $497, $558, and $707 in 2004, 2003, and 2002, respectively. Dividends on unallocated shares are used to reduce expense and were $395, $368, and $336 in 2004, 2003, and 2002, respectively. The principal payments received from the ESOP in 2004, 2003, and 2002 were $509, $469, and $364, respectively.

Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained earnings by the Company.

As permitted by Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans,* the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2004, the ESOP held 420,615 unallocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

401(k) Plan: The Company offers employee savings plans under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by certain collective bargaining agreements. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2004, 2003, and 2002 were $3,455, $2,635, and $1,445, respectively.

NOTE L: STOCK BENEFIT PLANS

The Company provides for equity-based incentives to be awarded to key employees through the 1998 Equity and Performance Incentive Plan, the Restricted Stock Bonus Plan adopted in 1979, and the 1987 Stock Option Plan, and to nonemployee directors through the Nonemployee Director Stock Option Plan adopted in 2002.

1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted stock, which may include performance criteria, as well as stock appreciation rights, deferred shares, and performance shares. At April 30, 2004, there were 2,023,337 common shares available for future issuance under this plan. Of this total amount available for issuance, the amount of restricted stock available for issuance is limited to 758,225 common shares. Restricted stock issued under this plan is subject to a risk of forfeiture for at least three years in the event of termination of employment or failure to meet performance criteria, if any. All restricted shares issued to date under the plan are subject to a four-year forfeiture period. Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant.

Restricted Stock Bonus Plan: Shares awarded under this plan contain certain restrictions for four years relating to, among other things, forfeiture in the event of termination of employment and to transferability. Shares awarded are issued as of the date of the award and a deferred compensation charge is recorded at the market value of the shares on the date of the award. The deferred compensation charge is recognized as expense over the period during which restrictions are in effect. In 2002, 46,499 common shares were awarded under this plan. No awards were granted from this plan in 2003 and 2004. There are no common shares available for future issuance under this plan.

1987 Stock Option Plan: Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 10,162 common shares available for future grant under this plan.

Nonemployee Director Stock Option Plan: This plan provides for the issuance of stock options to nonemployee directors annually, on September 1 of each year. Options granted under this plan become exercisable six months after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 60,510 common shares available for future grant under this plan.

A summary of the Company's stock option activity, and related information follows:

	Options	Weighted-Average Exercise Price
Outstanding at May 1, 2001	2,185,174	$ 23.41
Granted	—	—
Exercised	(581,062)	24.96
Forfeited	(29,424)	31.63
Outstanding at April 30, 2002	1,574,688	$ 22.69
Granted	1,275,000	33.72
Exercised	(220,356)	22.69
Forfeited	(13,247)	30.15
Outstanding at April 30, 2003	2,616,085	$ 28.03
Granted	388,000	43.32
Exercised	(385,455)	25.22
Forfeited	(55,057)	33.98
Outstanding at April 30, 2004	**2,563,573**	**$ 30.64**
Exercisable at April 30, 2002	1,279,258	$ 22.45
Exercisable at April 30, 2003	1,258,103	$ 22.73
Exercisable at April 30, 2004	**1,407,281**	**$ 25.58**

The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 2004, under the Company's stock benefit plans.

Range of Exercise Prices	Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Exercisable	Weighted-Average Exercise Price
$16.87–$25.30	859,250	$21.61	4.8	859,250	$21.61
$25.31–$36.99	1,322,323	$32.84	7.6	539,031	$31.66
$37.00–$43.38	382,000	$43.31	9.5	9,000	$40.61

NOTE M: LONG-TERM DEBT AND FINANCING ARRANGEMENTS

Long-term debt consists of the following:

	April 30,	
	2004	2003
6.77% Senior Notes due June 1, 2009	**$ 75,000**	$ 75,000
7.70% Series A Senior Notes due September 1, 2005	**17,000**	17,000
7.87% Series B Senior Notes due September 1, 2007	**33,000**	33,000
7.94% Series C Senior Notes due September 1, 2010	**10,000**	10,000
Total long-term debt	**$135,000**	$135,000

The notes are unsecured and interest is paid semiannually. Among other restrictions, the note purchase agreements contain certain covenants relating to liens, consolidated net worth, and sale of assets as defined in the agreements. The Company is in compliance with all covenants.

Interest paid totaled $10,300, $10,613, and $9,800 in 2004, 2003, and 2002, respectively.

Financing arrangements: At April 30, 2004, the Company had uncommitted lines of credit providing up to $105,000 for short-term borrowings. No amounts were outstanding at April 30, 2004. The interest rate to be charged on any outstanding balance is based on prevailing market rates. Subsequent to April 30, 2004, the uncommitted lines of credit were replaced with a $180,000 revolving credit facility (see Note B).

NOTE N: DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risks, such as changes in interest rates, currency exchange rates, and commodity pricing. To manage the volatility relating to these exposures, the Company enters into various derivative transactions.

Commodity price management: In connection with the purchase of raw materials used by the Company's consumer oils business, primarily soybean and canola oils, the Company enters into commodity futures and options contracts to manage the price volatility related to anticipated inventory purchases. The commodity futures contracts generally have maturities of less than one year, meet the hedge criteria according to Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of other comprehensive income or loss to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings.

In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodities futures contracts are highly effective in hedging price risks associated with commodity purchases and related transportation costs. Hedge ineffectiveness is measured on a quarterly basis. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately and were not significant.

As of April 30, 2004 and 2003, the deferred gain, net of tax, included in accumulated other comprehensive loss was $1,237 and $236, respectively. This entire amount at April 30, 2004, is expected to be recognized in earnings during 2005. Gains on commodities futures contracts and options recognized in earnings during 2004 and 2003 were $3,967 and $4,050, respectively.

Interest rate hedging: The Company's policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this mix in a cost efficient manner, the Company may periodically enter into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The interest rate swap agreements effectively modify the Company's exposure to interest risk by converting a portion of the Company's fixed-rate debt to a floating rate. The interest rate swap and the instrument being hedged is marked to market in the balance sheet. The mark-to-market value of both the fair value hedging instruments and the underlying debt obligations are recorded as equal and offsetting gains or losses in other income or expense. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Any gains or losses upon the early termination of the interest rate swap contracts are deferred and recognized over the remaining life of the contract.

During 2003 and 2004, the Company terminated its interest rate swap agreements prior to maturity. These agreements were originally entered in fiscal 2002, in December 2002, and in July 2003. As a result of the early terminations, the Company received $924 and $4,092 in cash in 2004 and 2003, respectively, and realized corresponding gains, which have been deferred. These deferred gains will be recognized in earnings over the remaining lives of the original swap agreements as a reduction of future interest expense. At April 30, 2004 and 2003, the balance of the deferred gains related to the terminated swaps was $3,530 and $3,640, respectively, and is included in other noncurrent liabilities.

Foreign exchange rate hedging: During 2004, the Company entered into several forward currency exchange contracts with maturities of less than one year. These contracts are used to hedge the effect of foreign exchange fluctuations on future cash payments related to purchases of equipment. These contracts are accounted for as cash-flow hedges with associated mark-to-market gains and losses deferred and included as a component of other comprehensive income or loss. These gains or losses are reclassified to earnings in the period the futures contracts are executed. At April 30, 2004, the deferred loss, net of tax, included in accumulated other comprehensive loss was $47.

NOTE O: INCOME TAXES

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

	April 30,	
	2004	2003
Deferred tax liabilities:		
Intangible assets	**$115,729**	$118,925
Depreciation	**28,021**	28,109
Other (each less than five percent of total liabilities)	**14,947**	7,982
Total deferred tax liabilities	**$158,697**	$155,016
Deferred tax assets:		
Postretirement benefits other than pensions	**$ 7,661**	$ 7,217
Other employee benefits	**7,780**	7,267
Pensions	**3,554**	6,715
Intangible assets	**3,945**	4,041
Marketing accruals	**1,652**	2,036
Other (each less than five percent of total assets)	**2,708**	3,915
Total deferred tax assets	**$ 27,300**	$ 31,191
Valuation allowance for deferred tax assets	**(2,078)**	(1,755)
Total deferred tax assets less allowance	**$ 25,222**	$ 29,436
Net deferred tax liability	**$133,475**	$125,580

The Company has recorded a valuation allowance related to certain foreign deferred tax assets due to the uncertainty of their realization.

Domestic income and foreign withholding taxes have not been recorded on undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax credits and deductions for foreign taxes already paid.

Income before income taxes is as follows:

	Year Ended April 30,		
	2004	2003	2002
Domestic	**$169,004**	$147,581	$44,668
Foreign	**9,815**	7,809	5,530
Income before income taxes	**$178,819**	$155,390	$50,198

The components of the provision for income taxes are as follows:

	Year Ended April 30,		
	2004	2003	2002
Current:			
Federal	**$52,604**	$53,767	$13,447
Foreign	**4,289**	2,881	2,449
State and local	**4,463**	6,080	1,906
Deferred	**6,113**	(3,680)	1,545
Total income tax expense	**$67,469**	$59,048	$19,347

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

	Year Ended April 30,		
Percent of Pretax Income	**2004**	2003	2002
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in income taxes resulting from:			
State and local income taxes, net of federal income tax benefit	**1.6**	2.5	2.5
Research credits	**—**	(0.1)	(1.9)
Other items	**1.1**	0.6	2.9
Effective income tax rate	**37.7%**	38.0%	38.5%
Income taxes paid	**$72,109**	$46,119	$18,003

NOTE P: ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income is included in the Statements of Consolidated Shareholders' Equity. The components of accumulated other comprehensive loss as shown on the Consolidated Balance Sheets are as follows:

	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Unrealized (Gain) Loss on Available-for-Sale Securities	Unrealized Gain on Cash Flow Hedging Derivatives	Accumulated Other Comprehensive Loss
Balance at May 1, 2001	$16,635	$ —	$ —	$ —	$16,635
Current period (credit) charge	(1,669)	1,228	—	—	(441)
Income tax benefit	—	(431)	—	—	(431)
Balance at April 30, 2002	$14,966	$ 797	$ —	$ —	$15,763
Current period (credit) charge	(8,268)	13,917	477	(381)	5,745
Income tax (benefit) expense	—	(5,288)	(181)	145	(5,324)
Balance at April 30, 2003	$ 6,698	$9,426	$ 296	$ (236)	$16,184
Reclassification adjustments	—	—	—	381	381
Current period credit	(6,697)	(5,582)	(872)	(1,889)	(15,040)
Income tax expense	—	2,179	327	554	3,060
Balance at April 30, 2004	**$ 1**	**$6,023**	**$(249)**	**$(1,190)**	**$ 4,585**

NOTE Q: COMMON SHARES

Voting: The Company's Amended Articles of Incorporation provide that holders of the Company's common shares generally will be entitled to cast one vote per share on matters submitted to a vote of the shareholders. There are certain matters specified in the Amended Articles (including any matters that relate to or would result in the dissolution or liquidation of the Company; the amendment of the articles of incorporation or regulations of the Company other than any amendment that increases the number of votes to which holders of new common shares are entitled or expand the matters to which time phase voting applies; any proposal or other action to be taken by shareholders relating to the Company's shareholder rights plan or any successor plan; any matter relating to any benefit, stock option, compensation, or other similar plan; any matter that relates to or may result in a change in control of the Company including any merger, consolidation, majority share acquisition, control share acquisition, sale or other disposition of all, or substantially all, of the Company's assets; or any matter relating to the issuance, redemption, or repurchase of shares of the Company or any of its subsidiaries), however, with respect to which parties acquiring the Company's common shares will be entitled to cast one vote per share until they have held their shares for four years, after which time they will be entitled to cast ten votes per share on those specified matters.

Shareholders' Rights Plan: Pursuant to a shareholders' rights plan established during 1999, one share purchase right is associated with each of the Company's outstanding common shares.

Under the plan, the rights will initially trade together with the Company's common shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company's common shares at a discounted price if a person or group acquires ten percent or more of the outstanding common shares. Rights held by persons who exceed the applicable thresholds will be void. Shares held by members of the Smucker family are not subject to the thresholds. If exercisable, each right entitles the shareholder to buy one common share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, if the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights, other than rights that have become void, for common shares. Under this option, the Company would issue one common share for each right, in each case subject to adjustment in certain circumstances.

The Company's directors may, at their option, redeem all rights for $0.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 14, 2009, unless earlier redeemed, exchanged, or amended by the directors.

NOTE R: SUBSEQUENT EVENT

On June 16, 2004, the Company sold its Australian subsidiary, Henry Jones Foods (HJF) to SPC Ardmona Ltd. The transaction generated proceeds of approximately $35.7 million in cash and resulted in a net gain of approximately $9.5 million. The sale of the subsidiary is consistent with the Company's stated strategy of owning and marketing North American icon brands.

Results of HJF's operations are included in the special markets segment.

The following table summarizes the carrying values of the assets and liabilities of HJF included in the Consolidated Balance Sheets:

	April 30,	
	2004	2003
Assets:		
Current assets	**$16,515**	$25,136
Property, plant, and equipment	**8,535**	7,262
Goodwill	**2,713**	2,381
Other intangible assets, net	**5,878**	5,117
Other assets	**687**	363
Total assets disposed	**$34,328**	$40,259
Liabilities:		
Current liabilities	**$ 4,962**	$ 4,409
Noncurrent liabilities	**336**	304
Total liabilities	**$ 5,298**	$ 4,713
Accumulated other comprehensive (income) loss	**$ (2,353)**	$ 3,044
Net assets	**$26,677**	$38,590

The following table summarizes the operating results of HJF included in the Statements of Consolidated Income.

	Year Ended April 30,		
	2004	2003	2002
Net sales	**$36,864**	$27,996	$25,850
Operating income	**$ 3,435**	$ 2,305	$ 2,253

MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

Management of The J. M. Smucker Company is responsible for the preparation, integrity, accuracy, and consistency of the consolidated financial statements and the related financial information in this report. Such information has been prepared in accordance with accounting principles generally accepted in the United States and is based on our best estimates and judgments.

The Company maintains systems of internal accounting controls supported by formal policies and procedures that are communicated throughout the Company. There is an extensive program of audits performed by the Company's internal audit staff and independent auditors designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.

Ernst & Young LLP, independent auditors, has audited the Company's financial statements. Management has made all financial records and related data available to Ernst & Young LLP during its audit.

The Company's audit committee, comprised of three nonemployee members of the Board, meets regularly with the independent auditors and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent auditors. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The manager of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.

It is the Company's best judgment that its policies and procedures, its program of internal and independent audits, and the oversight activity of the audit committee work together to provide reasonable assurance that the operations of the Company are conducted according to law and in compliance with the high standards of business ethics and conduct to which the Company subscribes.

Timothy P. Smucker
Chairman and
Co-Chief Executive Officer

Richard K. Smucker
President, Co-Chief Executive Officer,
and Chief Financial Officer

DIRECTORS, OFFICERS, AND GENERAL MANAGERS

— The J. M. Smucker Company —

DIRECTORS

Vincent C. Byrd
Senior Vice President, Consumer Market
The J. M. Smucker Company

R. Douglas Cowan
Chairman and Chief Executive Officer
The Davey Tree Expert Company
Kent, Ohio

Kathryn W. Dindo
Vice President and Chief Risk Officer
FirstEnergy Corp.
Akron, Ohio

Fred A. Duncan
Senior Vice President, Special Markets
The J. M. Smucker Company

Elizabeth Valk Long
Former Executive Vice President
Time Inc.
New York, New York

Charles S. Mechem, Jr.
Retired Chairman
Convergys Corporation
Cincinnati, Ohio

Gary A. Oatey
Chairman and Chief Executive Officer
Oatey Company
Cleveland, Ohio

Richard K. Smucker
President, Co-Chief Executive Officer, and Chief Financial Officer
The J. M. Smucker Company

Timothy P. Smucker
Chairman and Co-Chief Executive Officer
The J. M. Smucker Company

William H. Steinbrink
Interim President
Wittenberg University
Springfield, Ohio

OFFICERS & GENERAL MANAGERS

Timothy P. Smucker
Chairman and Co-Chief Executive Officer

Richard K. Smucker
President, Co-Chief Executive Officer, and Chief Financial Officer

Mark R. Belgya
Vice President and Treasurer

Vincent C. Byrd
Senior Vice President, Consumer Market

Barry C. Dunaway
Vice President, Corporate Development

Fred A. Duncan
Senior Vice President, Special Markets

Robert E. Ellis
Vice President, Human Resources

M. Ann Harlan
Vice President, General Counsel and Secretary

Donald D. Hurrle, Sr.
Vice President, Sales, Grocery Market

Richard G. Jirsa
Vice President and Corporate Controller

John D. Milliken
Vice President, Logistics and Western Operations

Steven Oakland
Vice President and General Manager, Consumer Oils

Andrew G. Platt
Vice President, Information Services and Chief Information Officer

Mark T. Smucker
Vice President and Managing Director, Canada

Richard F. Troyak
Vice President, Operations

Paul Smucker Wagstaff
Vice President and General Manager, Foodservice Market

Adam M. Ekonomon
Assistant General Counsel and Assistant Secretary

Debra A. Marthey
Assistant Treasurer

Gary A. Jeffcott
General Manager, Industrial and International Markets

Julia L. Sabin
General Manager, Beverage Market

PROPERTIES

Corporate Offices:
Orrville, Ohio

Domestic Locations:
Chico, California
Cincinnati, Ohio
Grandview, Washington
Havre de Grace, Maryland
Lexington, Kentucky
Memphis, Tennessee
New Bethlehem, Pennsylvania
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Salinas, California
Scottsville, Kentucky
Watsonville, California*
West Fargo, North Dakota*

International Manufacturing Locations:
Livingston, Scotland
São José do Rio Pardo, Brazil
Ste-Marie, Quebec, Canada

Sales Offices:*
Bentonville, Arkansas
Mexico City, Mexico
São Paulo, Brazil
Toronto, Ontario, Canada

** Leased properties*

SHAREHOLDER INFORMATION

— The J. M. Smucker Company —

Company's Principal Place of Business

The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
(330) 682-3000

Annual Meeting

The annual meeting will be held at 11:00 a.m. Eastern Daylight Time, Thursday, August 12, 2004, in the Fisher Auditorium at the Ohio Agricultural Research and Development Center
1680 Madison Avenue
Wooster, Ohio

Form 10-K

A copy of the Company's Form 10-K is available on the Company's Web site at www.smuckers.com. It is also available without cost to shareholders who request it by writing to:

The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Attention: Secretary

Stock Listing

The J. M. Smucker Company's common shares are listed on the New York Stock Exchange — ticker symbol SJM.

Transfer Agent and Registrar for the Company's Shares

The transfer agent and registrar for the Company's common shares is:

Computershare Investor Services, LLC
2 North LaSalle Street
P.O. Box A3504
Chicago, Illinois 60602-3504
(800) 456-1169

The transfer agent has primary responsibility for administering the common shares held by registered shareholders in the direct registration system, share transfers, payment of dividends whether by check or reinvestment, and issuance of Form 1099 information.

Dividend Reinvestment/ Direct Stock Purchase Plan

Computershare Trust Company, Inc. sponsors and administers a direct stock purchase plan that includes dividend reinvestment, Computershare BYDSSM, for investors in common shares of The J. M. Smucker Company. The plan brochure can be downloaded from www.computershare.com.

Dividends

The Company's Board of Directors normally declares a cash dividend each quarter. Dividends are generally payable on the first business day of March, June, September, and December. The record date is two weeks before the payment date. The Company's dividend disbursement agent is Computershare Investor Services, LLC.

Shareholder Inquiries

Inquiries regarding dividend payments, loss or nonreceipt of a dividend check, address changes, stock transfers (including name changes, gifts, and inheritances), lost share certificates, and Form 1099 information should be addressed to:

Computershare Investor Services, LLC
2 North LaSalle Street
P.O. Box A3504
Chicago, Illinois 60602-3504
(800) 456-1169

All questions, inquiries, remittances, and other correspondences related to direct stock purchases and dividend reinvestment services should be addressed to:

Computershare Investor Services, LLC
2 North LaSalle Street
P.O. Box A3309
Chicago, Illinois 60602-3309
(800) 456-1169

All other inquiries may be directed to:

The J. M. Smucker Company
Shareholder Relations
Strawberry Lane
Orrville, Ohio 44667
(330) 684-3838

For Additional Information

To learn more about The J. M. Smucker Company, visit us at www.smuckers.com.

Independent Auditors

Ernst & Young LLP
222 South Main Street
Akron, Ohio 44308

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference "Certain Forward-Looking Statements" located on page 19 in the Management's Discussion and Analysis section.


Our 5th Anniversary!
SIMPLY
SMUCKER'S
SMUCKER'S

ALL THE GOODNESS OF SMUCKER'S® IN A STORE



Simply Smucker's®, our showcase store, is celebrating its fifth anniversary! Open since May 1999, over 200,000 people visit *Simply Smucker's* each year. The store features over 300 different flavors and varieties of Smucker products as well as a wide variety of household accessories and specialty gifts. We even have a bakery offering fresh-baked muffins, cookies, and crumbcakes.

For more information, please visit us at
www.smuckers.com/simplysmuckers



333 Wadsworth Road
(Rt. 57, one-quarter mile north of Rt. 30)
Orrville, Ohio 44667
(330)684-1500
Monday–Saturday 9:00 a.m. to 6:00 p.m.
Closed Sunday


SMUCKER'S

The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
(330)682-3000

www.smuckers.com